UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Perfect World Co., Limited
(Name of Issuer)

American Depositary Shares
 (Title of Class of Securities)

71372U104
 (CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☑ Rule 13d-1(b)

      ☐ Rule 13d-1(c)

      ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71372U104

1		NAMES OF REPORTING PERSONS Halbis Capital Management (Hong Kong) Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG

	5	SOLE VOTING POWER

NUMBER OF		0 share

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,459,740 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 share

WITH:	8	SHARED DISPOSITIVE POWER

2,459,740 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,459,740 shares

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.956%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 71372U104

Item 1(a).    Name of Issuer:

Perfect World Co., Limited

Item 1(b).    Address of Issuer’s Principal Executive Offices:

8th Floor, HUAKONG BUILDING, 1 SHANGDI EAST ROAD, HAIDIAN, BEIJING, 100085, CHINA

Item 2(a).    Name of Person Filing:

Halbis Capital Management (Hong Kong) Limited

Item 2(b).    Address of Principal Business Office or, if none, Residence:

L22, HSBC MAIN BUILDING, NO.1 QUEEN’S ROAD CENTRAL, HONG KONG

Item 2(c).    Citizenship:

A Corporation organized under the laws of Hong Kong

Item 2(d).    Title of Class of Securities:   ---

Item 2(e).    CUSIP Number:  ---

Item 3.         Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
An investment adviser in accordance with   240.13d – 1(b)(1)(ii)(E).

Item 4. Ownership  :
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,459,740 (a) shares

(b)	Percent of class: 5.956%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 0 (b)

(ii)	Shared power to vote or to direct the vote 2,459,740 (a)

(iii)	Sole power to dispose or to direct the disposition of 0 (b)

(iv)	Shared power to dispose or to direct the disposition of 2,459,740 (a)

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

CUSIP No.  71372U104

Item 8.  Identification and Classification of Members of the Group.
Not Applicable

Item 9.  Notice of Dissolution of Group.
Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

08 February, 2011
Date
For and on behalf of Halbis Capital Management (Hong Kong) Limited By: /s/ Fung Wai Tat

Signature
Fung Wai Tat Associate Director, Compliance
Name / Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

Attention : Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)